SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on September 8, 2008 related to the financial statements for the period ended on June 30, 2008.

We address you pursuant to Sec. 62 of the Regulations of the Bolsa de Comercio de Buenos Aires in order to provide the following information:

1- RESULT FOR THE YEAR	30/06/08	30/06/07
	Ps.	Ps.
Ordinary	22,948,038	49,362,269
Extraordinary		—
Income for the year	22,948,038	49,362,269

2- Net Worth Composition

Outstanding shares	501,531,865	309,576,220
Treasury shares	—	—

Total Subscribed Capital	501,531,865	309,576,220
Comprehensive capital adjustment	166,218,124	166,218,124
Premium on shares	879,187,851	164,923,025
Appraisal write-ups	—	—
Legal Reserve	15,644,814	13,176,701
Reserve for new Projects	158,743,802	120,099,646
Retained earnings	22,948,038	49,362,269
Transitory conversion difference	18,063,637	1,598,230
Total Net Worth	1,762,338,131	824,954,215

Pursuant to section o) of the Regulations aforementioned, we inform that as of the fiscal year ended on June 30, 2008, the capital stock of the Company is Ps. 501,531,865 whose share structure is divided into 501,531,865 nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote.

Furthermore, we inform that as of June 30, 2008, 338,719,387 nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote of the Company are not within the group of principal shareholders, which represent 67.5% of the issued and outstanding capital stock.-

The principal shareholder is Inversiones Financieras del Sur S.A. with 162,812,478 shares, which represent 32.5% of the issued and outstanding capital stock.-

On March 2008, the Company issued 180 million common shares of $1 par value each, which additionally grants a warrant to purchase additional common shares. If the warrant’s holders exercise all the outstanding warrants, the outstanding shares would increase in 60 millions. Inversiones Financieras del Sur S.A. hold 73,026,731 warrants of the Company. If holders of the warrants exercised all their warrants, the holding of Inversiones Financieras del Sur S.A. would increase up to 33.4%.

Below are the main results for the year:

•	The gross gain increased 59.4% from Ps. 41.2 million during fiscal year 2007 to Ps. 65.7 million during fiscal year 2008, principally due to an increase of the net results of the grain activity of 71.7% to Ps. 46.2 million. This is due to the better prices in grains and the increase in the total amount of exploited hectares, which compensated the cost of production increases and the slight decrease in the performance due to adverse weather conditions.

•	We have produced 198,146 tons of grains in 58,705 hectares. For the current fiscal year we expect to sow 90,000 hectares approximately for grain production.

•	The gross revenues of the cattle and milk segment have also increased. The sales performance of our milk business was favorable, increasing 23.7% in liters and in 79.8% in monetary terms.

•	The operating results, without considering the Establishment Sale Results which varies from time to time depending on the sale of farms, increased in a 50%.

•

In March, we increase our capital stock on US$ 288 millions, which was totally subscribed, showing once again the support of the investors to the expansion plans of the Company to new regions, in which the Company see the possibility to continue anticipating the appreciation cycle of land.

•	We have acquired bordering establishments to our farms El Invierno and 8 de Julio, increasing the productive areas in such farms over a 50% and a 10%, respectively.

•

We have sold the fifth part of La Esmeralda farm, located in the Province of Santa Fé, for a value 8 times superior to its book value. In Los Pozos farm, located in the Province of Salta, we have sold for approximately US$ 250 per hectare a non developed area that was acquired for US$ 10 per hectare.

•

We continue developing the remaining 240.000 hectares of Los Pozos farm, which has optimal conditions for cattle production, in which we have approximately 50,000 head of cattle in 33,000 hectares of production.

•

Considering the expansion plan to new countries as Paraguay, Bolivia and Uruguay, we have completed the first step after the end of the fiscal year, acquiring 20,000 hectares in Paraguay through the subscription of a series of agreements to develop the real estate, agricultural and forestry market in such country.

•

At the end of the fiscal year we held an interest of 42.13% in IRSA and of 14.4% in BrasilAgro, a company which has more than 145,000 hectares in 7 farms and that in the last quarter has sold a farm of its portfolio, obtaining a yield of the 116% over its purchase value.

The board of directors has decided to continue analyzing future proposals to submit to the shareholders regarding allocation of the fiscal year results, dividends, fees, which will be immediately informed when they are established.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 9, 2008